File No. 0-27884

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April, 2002

Macronix International Co., Ltd.

No. 16 Li-Hsing Road,
Science-Based Industrial Park
Hsinchu, Taiwan, Republic of China

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ____V____ Form 40-F ____________.

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ____________ No _____V_____.

[If " Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:__________.]

EXHIBIT INDEX

MACRONIX INTERNATIONAL CO., LTD.

FINANCIAL STATEMENTS

March 31, 2002 AND 2001

MACRONIX INTERNATIONAL CO., LTD.
BALANCE SHEETS
March 31, 2002 and 2001
(Amounts in thousand New Taiwan Dollars)

ASSETS	Notes	March 31,2002	March 31,2001
Current assets			
Cash and cash equivalents	2, 4(1)	$ 15,242,135	$ 14,481,364
Restricted investments-current	6	34,000	216,800
Notes receivable (net)	4(2)	90,071	78,710
Accounts receivable (net)	4(3)	1,778,556	2,196,187
Receivables from related parties (net)	4(4),5	346,956	423,643
Inventories (net)	2,4(5)	6,896,993	6,119,107
Prepaid expenses and other current assets		1,072,886	1,120,858
Deferred income taxes-current (net)	2,4(18)	1,028,100	1,326,748
Total current assets		26,489,697	25,963,417
Long-term equity investments	2,3, 4(6)	3,809,357	3,759,582
Property, plant and equipment	2, 4(7), 6		
Land		598,076	598,076
Buildings and facilities		13,466,471	12,091,699
Production equipment		41,063,946	38,049,629
Research and development equipment		1,282,322	932,228
Transportation equipment		30,554	18,606
Office furniture and fixtures		859,976	890,197
Leasehold improvements		4,468	9,140
Leased equipment		1,292,388	24,946
Total property, plant, and equipment		58,598,201	52,614,521
Less: Accumulated depreciation		(28,317,686)	(21,267,632)
Add: Construction in progress		2,946,983	839,592
Prepayments for equipment		6,055,724	6,130,203
Net property, plant, and equipment		39,283,222	38,316,684
Intangible assets	2		
Software		425,494	612,760
Deferred charges		523,894	437,149
Total intangible assets		949,388	1,049,909
Other assets			
Refundable deposits		31,907	36,473
Restricted investments-non-current	6	1,724,018	-
Other receivables		194,331	165,992
Deferred income taxes-non-current (net)	2,4(18)	889,046	1,338,519
Total other assets		2,839,302	1,540,984
Total assets		$ 73,370,966	$ 70,630,576

LIABILITIES & SHAREHOLDERS' EQUITY	Notes	March 31,2002	March 31,2001
Current liabilities			
Short-term debt	4(8),6	$ 1,550,000	$ 639,815
Current portion of capital lease obligations	4(10),6	476,495	3,932
Current portion of long-term debt	4(9),6	2,058,272	3,084,175
Notes payable		17,166	-
Accounts payable		1,001,453	1,174,085
Payable to equipment suppliers		843,266	1,380,779
Income taxes payable	2,4(18)	358,076	613,824
Accrued expenses		1,781,257	1,562,234
Payables to related parties	5	157,017	202,592
Other current liabilities		99,098	130,400
Total current liabilities		8,342,100	8,791,836
Long-term liabilities			
Long-term debt, less current portion	4(9),6	4,478,791	6,613,742
Debentures, less current portion	4(11),6	18,769,198	8,731,968
Lease obligations, less current portion	4(10),6	1,462,188	14,300
Total long-term liabilities		24,710,177	15,360,010
Other liabilities			
Refundable deposits-in		88	88
Accrued pension cost	2	38,166	17,569
Total long-term liabilities		38,254	17,657
Total liabilities		33,090,531	24,169,503
Shareholders' equity			
Common shares	4(12)	33,593,426	24,744,091
Capital reserve	4(13)	5,966,323	8,440,733
Legal reserve	4(14)	1,707,054	647,015
Special reserve		1,425	-
Retained earnings	4(15)	(469,881)	12,637,186
Unrealized loss on long-term investments	2,4(6)	(623,996)	(98,444)
Cumulative translation adjustments	2	265,145	90,492
Treasury stock	2,4(16)	(159,061)	-
Total shareholders' equity		40,280,435	46,461,073
Total liabilities and shareholders' equity		$ 73,370,966	$ 70,630,576

See accompanying notes to financial statements.

MACRONIX INTERNATIONAL CO., LTD.
STATEMENTS OF OPERATIONS
For the three-month periods ended March 31, 2002 and 2001
(Amounts in thousand New Taiwan Dollars except share data)

Description	Notes	Three-month periods ended March 31	
		2002	2001
Sales revenue	2, 5	$ 2,850,594	$ 6,902,855
Less: Sales returns		(10,662)	(51,734)
Sales discounts		(7,472)	(18,088)
Net sales revenue		2,832,460	6,833,033
Cost of goods sold		(3,122,493)	(2,817,729)
Gross profit		(290,033)	4,015,304
Plus: Unrealized profit as of January 1	2	118,249	112,862
Less: Unrealized profit as of March 31	2	(67,239)	(83,138)
Realized gross profit		(239,023)	4,045,028
Operating expenses			
Selling expenses		(136,210)	(163,890)
Administrative expenses		(274,018)	(327,530)
Research and development expenses	6	(868,052)	(860,719)
Total operating expenses		(1,278,280)	(1,352,139)
Operating income		(1,517,303)	2,692,889
Other income			
Interest income		62,089	146,133
Gain on disposal of property, plant, and equipment	2	3,062	-
Foreign exchange gains	2	39,082	-
Others		2,037	19,754
Total other income		106,270	165,887
Other expenses			
Interest expense		(286,428)	(314,629)
Loss on disposal of property, plant, and equipment	2	-	(1,186)
Inventory loss provision	2,4(5)	(955,226)	(310,968)
Investment losses	2,4(6)	(58,522)	(104,588)
Foreign exchange losses	2	-	(113,523)
Others		(8,669)	(9,709)
Total other expenses		(1,308,845)	(854,603)
Income before taxes		(2,719,878)	2,004,173
Income tax expense	2,4(18)	-	(110,000)
Net (loss) income		$ (2,719,878)	$ 1,894,173
Net (loss) income per share	2,4(17)	$ (0.81)	$ 0.56
Pro-forma data: assuming that the Company's shares owned by subsidiaries were not treated as treasury stock			
Net loss		$ (2,719,878)	
Net loss per share	2,4(17)	$ (0.81)	

See accompanying notes to financial statements.

MACRONIX INTERNATIONAL CO., LTD.
STATEMENTS OF CASH FLOWS
For the three-month periods ended March 31, 2002 and 2001
(Amounts in thousand New Taiwan Dollars)

Description	Three-month periods ended March 31 2002	Three-month periods ended March 31 2001
Cash flows from operating activities:		
Net (loss) income	$ (2,719,878)	$ 1,894,173
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:		
Depreciation	1,976,858	1,782,436
Bad debt expense	2,832	6,421
Inventory loss provision	955,226	310,969
Gain on disposal of short-term investments	(2,105)	(5,049)
Net loss from equity investments	60,627	109,637
Amortization	153,926	120,729
(Gain) loss on disposal of property, plant, and equipment	(3,062)	1,186
Deferred income taxes	-	110,000
Accrued pension cost	15,462	750
Notes receivable	(21,273)	136,185
Accounts receivable	240,546	2,194,655
Receivables from related parties	18,930	314,206
Inventories	(663,501)	(1,291,495)
Prepaid expenses and other current assets	53,004	(19,055)
Accounts payable	(86,153)	(400,243)
Notes payable	17,166	-
Payables to related parties	(23,644)	(178,789)
Accrued expenses	(46,461)	(172,170)
Other current liabilities	(109,118)	(98,536)
Net cash (used in) provided by operating activities	(180,618)	4,816,010
Cash flows from investing activities:		
Increase in restricted investments	(2,217)	(800)
Decrease in short-term investments	2,105	5,049
Additions to long-term equity investments	(35,028)	(1,113,174)
Proceeds from disposal of property, plant and equipment	6,000	6,266
Purchase of property, plant, and equipment	(2,702,340)	(2,413,895)
(Increase) decrease in refundable deposits	(1,196)	33
Additions to intangible assets	(212,167)	(79,285)
Increase in other assets	(14,684)	(19,881)
Net cash used in investing activities	(2,959,527)	(3,615,687)

Description	Three-month periods ended March 31 2002	Three-month periods ended March 31 2001
Cash flows from financing activities:		
Net increase (decrease) in short-term debt	1,550,000	(284,865)
Net decrease in long-term debt	(1,581,922)	(872,469)
Net increase (decrease) in capital lease obligations	1,121	(936)
Net increase (decrease) in debentures	6,117,922	(10,875)
Net cash provided by (used in) financing activities	6,087,121	(1,169,145)
Net increase in cash and cash equivalents	2,946,976	31,178
Cash and cash equivalents at beginning of period	12,295,159	14,450,186
Cash and cash equivalents at end of period	15,242,135	14,481,364
Supplemental disclosures of cash flow information:		
Interest paid during the period (excluding capitalized interest)	$ 248,483	$ 358,200
Income tax paid during the period	$ 4,374	$ 10,795
Non-cash activities:		
Current portion of long-term debt transferred to current liabilities	$ 2,534,767	$ 3,088,107
Cumulative translation adjustments	$ (3,816)	$ 15,383
Unrealized losses on long-term investments	$ (23,622)	$ (8,856)
Treasury stock owned by the subsidiaries	$ 159,061	$ -
Cash paid for purchase of property, plant and equipment		
Purchase of property, plant and equipment	2,535,243	2,429,783
(Increase) decrease in payables to equipment suppliers	167,097	(15,888)
Cash paid	$ 2,702,340	$ 2,413,895

See accompanying notes to financial statements.

1. Organization and Business

The Company

Macronix International Co., Ltd. (the "Company") was incorporated in the Hsinchu Science Based Industrial Park ("HSIP"), Taiwan, under the laws of the Republic of China (the "ROC") on December 9, 1989. The Company operates principally as a designer, manufacturer and supplier of integrated circuits and memory chips.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash, and so near to their maturity that they present insignificant risk of changes in interest rates. Commercial paper, negotiable certificates of deposit, and bank acceptances with original maturities of three months or less are considered to be cash equivalents.

Short-Term Investments

Short-term investments are carried at lower of cost or market value at the balance sheet date using the specific identification method

Foreign Currency Translation

The Company maintains its accounting records in New Taiwan dollars ("NT Dollars" or "NT$"), the national currency of the Republic of China. Transactions denominated in foreign currencies are recorded in NT dollars using the exchange rates in effect at the dates of the transactions. Assets and liabilities denominated in foreign currencies are translated into NT Dollars using the exchange rates in effect at the balance sheet date. Foreign exchange gains or losses are included in other income or losses.

The assets and liabilities of the foreign subsidiaries are translated into NT dollars, with the local currency of each foreign subsidiary as its functional currency, at current exchange rates in effect at the balance sheet date. Revenue and expense accounts are translated using a weighted average exchange rate for the period. Translation gains and losses are included as a component of shareholders' equity.

Allowance for doubtful accounts

The allowance for doubtful accounts is provided based on the Company's credit policy, the collectibility and aging analysis of notes and accounts receivable and other receivables.

Inventories

Inventories are carried at the lower of cost or market value using the weighted average cost method. Replacement cost is used to determine the market value of raw materials and supplies, and unallocated freight-in. Net realizable value is used to determine the market value of work in process and finished goods, and commodities purchased. The lower of cost or market method was applied to each major category.

Long-Term Investments

(1) Long-term investments in which the Company holds an interest of 20% or more and has the ability to exercise significant influence are accounted for under the equity method of accounting. The difference between the cost of the investment and the fair value of the identifiable assets at the date of acquisition is amortized over five years. Other long-term investments are carried at the lower of cost or market, with unrealized losses recorded as a separate component of shareholder's equity. There is no recognition of unrealized gains.

(2) The quarterly financial statements in accordance with local regulations are not prepared on a consolidated basis.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is provided on the straight-line basis over the following useful lives:

Buildings and facilities	5 to 20 years
Production equipment	5 years
Research and development equipment	5 years
Transportation equipment	5 years
Leasehold improvements	5 years
Office furniture and fixtures	3 to 5 years
Leased equipment	5 years

Improvements and replacements are capitalized and depreciated over their estimated useful lives while ordinary repairs and maintenance are expensed as incurred. Gains or losses resulting from the disposal of property, plant and equipment are presented under other income or expenses. In addition, gains from the disposal of property, plant and equipment, after income tax, are transferred from retained earnings to capital reserve in the current year. Interest incurred associated with the additions of property, plant and equipment are capitalized until those assets are ready for use.

Effective January 1, 2001, the reclassification of a gain on the disposal of property, plant and equipment from retained earnings to capital reserve is no longer required pursuant to an amendment to the regulations.

Lease agreements

Provided a lease agreement meets the capitalization criteria, the present value of the minimum lease payments net of executory costs are capitalized as an asset along with a corresponding liability. Leased equipment is depreciated using the straight-line method over the estimated useful life. The lease obligation is amortized over the lease term using the effective interest method. A lease that does not qualify as a capital lease is classified as an operating lease and the lease payments are recorded as rental expense.

Intangible Assets

Intangible assets are originally recorded at cost and amortized over their estimated useful lives, usually 1 to 5 years unless otherwise determined, using the straight-line method.

Revenue Recognition

Revenue is recognized when it is realized or realizable and when it is earned. Revenue from the sale of product is recognized when ownership is transferred to the customer, which normally occurs when shipment is made. Profit from sales made to subsidiaries is recorded as unrealized profit, an adjustment to gross profit, until the subsidiaries make the sales to third parties. Deferred revenue from intercompany transactions is included in other current liabilities.

Capital Expenditures vs. Expenses

If the expenditure increases the future service potential of the plant assets and the purchase price exceeds a certain monetary threshold, the expenditure is capitalized, while the others are expensed as incurred.

(Amounts in thousands except shares, per share data and percentages)

Income taxes

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their tax bases, including investment and research and development tax credits. A valuation allowance is provided based on the expected realizability of the deferred tax assets. Undistributed earnings generated after 1997 are subject to a 10% tax in compliance with the Income Tax Law of the ROC. The 10% tax on undistributed earnings is recorded as an expense at the time the shareholders resolve that its earnings shall be retained.

Employee Retirement Benefits

The Company has a defined benefit pension plan covering substantially all of its employees. The plan provides for a lump sum payment upon retirement based on years of service and the employee' s compensation during the last six months of employment. In accordance with the Labor Standards Law of the ROC, the Company makes monthly contribution equal to 2 % of the wages and salaries which were paid during the period to a pension fund maintained with the Central Trust of China. On the basis of an actuarial report, the monthly contribution was changed in May 1996 to 5% of the wages and salaries paid. But from January 1, 2002, the Company was authorized to change the monthly contribution rate to 2% .The fund, established during 1990 to meet employees' retirement benefit entitlements, is administered by the Employees' Retirement Fund Committee and is deposited in the committee's name. Therefore, the pension fund is not included in the financial statements of the Company.

The Company adopted, on a prospective basis, ROC Statement of Financial Accounting Standards No. 18, "Accounting for Pensions" in 1996. The Statement requires that the pension plan assets and the benefit obligations be determined on an actuarial basis. Based on the actuarial report with the measurement date of December 31,1995, the minimum pension liability was recorded for the excess of accumulated pension obligations over the fair value of plan assets. The Company has been recognizing the related net pension cost since January 1, 1996. Net transition asset or obligation, prior service cost, and gains or losses from the plan assets are amortized using the straight-line method over the employees' average remaining service period of about twenty five years.

Financial Instruments

a. Foreign exchange forward contracts

A forward foreign exchange contract obligates the Company to exchange predetermined amounts of specified foreign currencies at specified exchange rates for another currency on a specified date. The Company's forward contracts are designated as hedges; discounts or premiums, being the difference between the spot exchange rate and the forward exchange rate at the inception of the contract, are accreted or amortized to the statement of operations over the contract lives using the straight-line method. Realized gains and losses from settlement or unrealized gains and losses resulting from changes in the spot exchange rate at the balance sheet date are recorded in the statement of operations as foreign exchange gains or losses in the period in which they relate. The related amounts due to or from counter-parties are included in other current assets or other current liabilities.

b. Option contracts

At maturity the Company or the financial institution, depending upon which party has the right of the option, may exercise the option to receive a said amount denominated in one currency and pay a said amount in a different currency. The conversion rate is stated in the contract. For options, premiums are amortized over the contract lives using the straight-line method. Gains and losses are dealt with in the statement of operations upon exercise.

c. Cross currency and interest rate swaps

Cross currency and interest rate swaps are entered into to hedge currency positions and interest rate variations related to foreign currency debts with floating interest rates. The difference between the spot rate at the contract date and the contracted forward rate is amortized over the life of the contract. Realized gains and losses from settlement or unrealized gains and losses resulting from changes in the spot exchange rate at the balance sheet date are recorded in the statement of operations as foreign exchange gains or losses in the period in which they relate.

The difference between the related floating interest rate and fixed interest rate at the balance sheet date is dealt with in the statement of operations. The realized gains and losses upon settlement are dealt with in the statement of operations.

d. Structured deposits

A structured deposit represents a deposit with an embedded currency option placed with a financial institution to earn higher interest income. At maturity the financial institution that accepts the deposit has an option to pay the remittance and the pre-determined accrued interest in the original currency or in an alternative currency based on the terms of the structured deposit contract.

The respective interest is accrued. The realized and unrealized gains and losses arising from the currency portion of the contracts are dealt with in the statement of operations in the period incurred.

e. Other derivative financial instruments

The Company has entered into other derivative financial instruments for trading and hedging purposes. The related gains and losses on hedging instruments are recorded in the statement of operations upon the exercise of the contracts or in the same period as the hedged transaction. The changes in the fair value of trading instruments are recorded in the period of change.

Net Income Per Common Share

In accordance with R.O.C. Statement of Financial Accounting Standards No.24, "Earnings per Share", the Company presents basic earnings per share if a simple capital structure is applied; or both basic earnings per share and diluted earning per share if a complex capital structure is applied. Basic earnings per share is equal to the net income (loss) attributable to common stock divided by the weighted-average number of common shares. When calculating diluted earnings per share, the numerator should include or add back potential common stock dividends, interest and other conversion revenues (expenses). The denominator should include all dilutive potential common shares.

Treasury Stock

Effective from January 1, 2002, the Company' s shares owned by its subsidiaries were treated as treasury stock according to R.O.C. Statement of Financial Accounting Standards No.30, "Accounting for Treasury Stock".

(Amounts in thousands except shares, per share data and percentages)

3. Reason and Effect of a Change in Accounting Policy

Effective from January 1, 2002, the Company' s shares owned by its subsidiaries were treated as treasury stock according to ROC SFAS No. 30, "Accounting for Treasury Stock". The adoption of this statement has no influence on net income or loss per share for the three-month periods ended March 31, 2002, but reduced both the long-term equity investments and shareholders' equity by NT$159,061.

4. Significant Accounts

(1) *Cash and Cash Equivalents*

	2002.3.31	2001.3.31
Petty cash	$380	$539
Checking and saving accounts	1,206,673	3,627,882
Time deposits	11,141,793	10,852,943
Cash equivalents-short-term paper	2,893,289	-
Total	$15,242,135	$14,481,364

(2) *Notes Receivable*

	2002.3.31	2001.3.31
Notes receivable	$90,071	$79,910
Less: Allowance for doubtful accounts	-	(1,200)
Net	$90,071	$78,710

(3) *Accounts Receivable*

	2002.3.31	2001.3.31
Accounts receivable	$1,951,292	$2,419,368
Less: Allowance for sales returns and discounts	(10)	26
Allowance for doubtful accounts	(172,726)	(223,207)
Net	$1,778,556	$2,196,187

(Amounts in thousands except shares, per share data and percentages)

(4) *Receivables from Related Parties*

	2002.3.31	2001.3.31
Accounts receivable	$363,933	$437,908
Less: Allowance for doubtful accounts	(16,977)	(14,265)
Net	$346,956	$423,643

(5) *Inventories*

	2002.3.31	2001.3.31
Merchandise	$20,992	$12,478
Raw materials	338,737	485,539
Supplies	130,779	184,760
Work in process	8,928,779	4,798,412
Finished goods	1,623,065	1,825,619
Unallocated freight-in	581	448
Total	11,042,933	7,307,256
Less: Allowance for market value decline and obsolescence	(4,145,940)	(1,188,149)
Net	$6,896,993	$6,119,107

a. Inventories were not pledged.

b. The insurance coverage for inventories amounted to NT$10,781,046 and NT$5,798,346 as of March 31, 2002 and 2001, respectively.

(Amounts in thousands except shares, per share data and percentages)

(6) *Long- Term Equity Investments*

	2002.3.31		2001.3.31	
	Amount	%	Amount	%
Accounted for under equity method:				
Macronix (BVI) Co., Ltd.	$2,502,320	100.00%	$1,087,729	100.00%
Kang Bao Investment, Ltd.	509,602	100.00%	-	-
Run Hong Investment, Ltd.	509,500	100.00%	-	-
HuivYing Investment, Ltd.	420,495	100.00%	521,279	100.00%
Macronix America, Inc.	125,091	100.00%	92,350	100.00%
Prominent Communications, Inc.	28,600	32.31%	80,793	32.99%
Caesar Technology, Inc.	-	29.65%	340,149	29.65%
Subtotal	4,095,608		2,122,300	
Accounted for under cost method:				
Ardentec Corporation	237,500	11.78%	237,500	11.85%
Powertech Technology Inc.	83,135	3.17%	83,135	3.20%
Chien Cheng Venture Capital Co., Ltd.	80,000	15.38%	80,000	15.38%
United Industry Gas Co., Ltd.	58,500	3.41%	58,500	4.50%
Chipbond Technology Inc.	37,590	1.28%	-	-
Taiwan Mask Corporation	81	-	81	-
Quality Test System, Inc.	-	14.64%	23,419	14.64%
Chantek Electronic Co., Ltd.	-	7.60%	143,416	7.60%
Subtotal	496,806		626,051	
Prepaid Investment：				
Macronix (BVI) CO., Ltd.	-		1,109,675	
Total	4,592,414		3,858,026	
Less：Allowance for market value decline	(623,996)		(98,444)	
Less：Treasury stock owned by the subsidiaries	(159,061)		-	
Net	$3,809,357		$3,759,582	

a. The Company' s stock owned by its subsidiary (Huiv Ying Investment Ltd.) as of March 31, 2002 amount was NT$159,061 (5,475,593 shares). This amount has been accounted for as treasury stock.

(Amounts in thousands except shares, per share data and percentages)

b. The Company recognized losses on the above long-term equity investments based on the financial statements (not subject to review) of the investee companies for the three months ended March 31, 2002 and 2001. Total long-term equity investment losses recognized by the Company for the three months ended March 31, 2002 and 2001 were NT$60,627 and NT$109,637, respectively.

c. Caesar Technology Inc. applied for formal compulsory liquidation on January 11, 2002. The Company wrote-off the entire book value of this investment in 2001.

d. The Company fully provided the investment cost after evaluating that there was a permanent diminution in value in the investment of Quality Test System Inc.

e. The Company wrote-off its long-term investment in Chantek Electronic Co., Ltd. Chantek is currently under going a financial restructuring.

f. The long-term equity investments were not pledged.

(7) *Property, Plant and Equipment*

a. The total interest expense, including capitalization for the three months ended March 31, 2002 and 2001 amounted to NT$375,254 and NT$342,418, respectively. Interest capitalization affected the property, plant and equipment as follows:

	For the three months ended March 31,	
Item	2002	2001
Property, Plant and Equipment		
Buildings and facilities	$88,826	$5,184
Production equipment	-	22,605
Total	$88,826	$27,789
Effective interest rates	5.83%	7.30%

b. The insurance coverage for property, plant and equipment amounted to NT$60,134,858 and NT$38,575,907 as of March 31, 2002 and 2001, respectively.

c. Please refer to note 6 "Assets pledged as collateral" for a summary of those assets included in property, plant and equipment that have been used as security for loans.

(Amounts in thousands except shares, per share data and percentages)

(8) *Short- Term Debt*

	2002.3.31	2001.3.31
Working capital loans	$1,550,000	$-
Letter of credit loans	-	639,815
Due within 180 days with variable interest rates	$1,550,000	$639,815

a. The Company's unused short-term lines of credits amounted to NT$17,042,908 and NT$11,051,437 as of March 31, 2002 and 2001, respectively.

b. The interest rates of short-term debt ranged from 3.00% to 3.30% and 0.75978% to 6.45% as of March 31, 2002 and 2001, respectively.

c. Please refer to note 6 "Assets pledged as collateral" for those assets pledged as security for short- term debt.

MACRONIX INTERNATIONAL CO., LTD.

NOTES TO FINANCIAL STATEMENTS

March 31, 2002 and 2001

(Amounts in thousands except shares, per share data and percentages)

(9) Long- Term Debt

	Interest Rates		Amount	
Secured	2002.3.31	2001.3.31	2002.3.31	2001.3.31
Medium term loans from 7 banks, repayable in 21 quarterly installments from March 1996 to March 2001 with variable interest rates................................				$23,8
Loan from one bank, repayable in 21 quarterly installments from May 1998 to January 2003 with variable interest rates...			9	171,0
Medium term loans from 7 banks, repayable in 10 semi-annual installments from December 1998 to June 2003 with variable interest rates, fully repaid before maturities				1,256,3 (¥ 4,724,937,5
Medium term loans from one bank, repayable in 96 monthly installments from April 1999 to March 2007 with variable interest rates..................			22	266,4
Medium term loan from 14 banks, repayable in 19 quarterly installments from July 1999 to January 2004 with variable interest rates........................	~5.82%		4,230 (Include USD85,400	5,718,4 (Include USD118,960,0
Medium term loan from one bank, repayable in July 2000 with a fixed interest rate, fully repaid before maturity...				300,0
Medium term loan from one bank, repayable in 6 semi-annual installments from April 2000 to October 2002 with a fixed interest rate, fully repaid before maturity.............				1,332,0
Medium term loan from one bank, repayable in 36 monthly installments from April 2004 with variable interest rates,...			88	229,9
Medium term loan from one bank, repayable in 8 semi-annual installments with variable interest rates...			22	300,0
Medium term loan from one bank, repayable in 8 semi-annual installments with variable interest rates.....			7	100,0
Medium term loan from one bank, repayable in 17 quarterly installments with variable interest rates.........			400	

(Amounts in thousands except shares, per share data and percentages)

Medium term loan from one bank, repayable in 8 semi-annual installments with variable interest rates	40(	
Total	6,53?	9,697,?
Less: current portion	(2,05?	(3,084,1
Net	$4,47?	$6,613,?

Please refer to note 6 for "Assets pledged as collateral " for long-term debt.

(10) *Capital Lease Obligations*

The Company entered into a lease agreement for equipment with Caesar Technology, Inc. in 1999. The lease term is from May 1, 1999 to April 30, 2005. The equipment shall, upon expiration of the agreement, belong to the Company. Cost of the equipment amounted to NT$24,946. The lease obligation is repayable in 72 monthly installments from May 31, 1999 to April 30, 2005. Caesar Technology, Inc. was placed under voluntary liquidation at the balance sheet date. It is expected that the above lease agreement will be renegotiated by the liquidator. The long-term lease obligations outstanding at the year end have been reclassified as short term obligations as the ownership of the leased equipment will be resolved within the next twelve months from the balance sheet date.

In 2001, the Company entered into another lease agreement with Nintendo for equipment with a cost of NT$1,744,663, of which NT$1,267,442 was currently treated as leased assets and NT$477,221 was treated as a prepayment for leased equipment. The lease term is from July 31, 2001 to June 30, 2005. The lease obligation is repayable in 36 monthly installments from July 31, 2002 to June 30, 2005.

Future obligations resulted from such leases are as follows:

Year	2002.3.31
2002	$584,577
Less: unrealized interest expense	(108,082)
Current portion	476,495
2003	676,577
2004	676,577
2005	169,144
Less: unrealized interest expense	(60,110)
Lease obligations – long-term	1,462,188
Total lease obligations	$1,938,683

(Amounts in thousands except shares, per share data and percentages)

Year	2001.3.31
2001	$5,249
Less: unrealized interest expense	(1,317)
Current portion	3,932
2002	5,249
2003	5,249
2004	5,249
2005	437
Less: unrealized interest expense	(1,884)
Lease obligations – long-term	14,300
Total lease obligations	$18,232

Please refer to note 6 for "Assets pledged as collateral" for those leased assets pledged as security.

(11) *Debentures*

	2002.3.31	2001.3.31
Secured II	$3,000,000	$-
Convertible II	2,799,600	2,627,200
Convertible III	5,561,475	5,218,999
Convertible IV	5,921,994	-
Add: Reserve for redemption of convertible bonds	1,486,129	885,769
	18,769,198	8,731,968
Less: Current portion	-	-
Net	$18,769,198	$8,731,968

a. On October 29, 2001, the Company issued five-year secured bonds amounting to NT$3,000,000 with a stated interest rate of 3.3%. The interest expense is repayable annually and the bonds are to be repaid in full at maturity.

b. The Company issued five-year secured convertible bonds (named "Convertible II") on May 5, 1998. Main terms of the issue are as follows:

(Amounts in thousands except shares, per share data and percentages)

(a) Total amount US$150,000. As of March 31, 2001, US$70,000 was converted.

(b) The interest rate at par: 0%.

(c) Type of debentures: Secured convertible bonds, guaranteed by standby letters of credit issued by banks.

(d) Redemption at maturity/Redemption at the option of the Company

(i) Redemption at maturity

Unless previously redeemed, converted or purchased and canceled, the Company will redeem each bond at its redemption amount on the maturity date.

(ii) Redemption at the option of the Company

The Company may redeem the bonds at any time beginning three years after the issue date in accordance with the agreement.

(e) Redemption at the option of the holders bond:

The Bonds are redeemable at the option of the bondholders, in whole or in part, on May 5, 2003 at 129.775% of par.

(f) Conversion period/Conversion price and adjustment

(i) Subject to certain exceptions, conversion may be made at any time after the 30th day following the initial issuance of the bonds, up to April 2003.

(ii) The conversion price was NT$53.7280 per share at the issue date. However, the conversion price will be subject to adjustments in the event that changes occur to the capital structure. As of March 31, 2002 the conversion price was NT$25.7649 per share.

(g) Places of trading: U.S.A., Europe and Asia (except Taiwan)

c. The Company issued five-year unsecured convertibles bonds (named "convertible III") on February 1, 2000. Major terms of issue are as follows:

(a) Total amount US$200,000. As of March 31, 2002, US$41,078 was converted.

Method of interest payment and redemption on the maturity date: 1.0% per annum, net of withholding income tax, currently at 20%. Interest will be paid on February 1 and August 1 each year. On the maturity date, the bondholder may present the bonds to the Company for repayment of principal and interest on the bonds in cash.

(b) Redemption at maturity/Redemption at the option of the Company

(i) Redemption at maturity

Unless previously redeemed, converted or purchased and canceled, the Company will redeem each bond at its redemption amount on the maturity date.

(ii) Redemption at the option of the Company

(Amounts in thousands except shares, per share data and percentages)

The Company may redeem the bonds at any time beginning three years after the issue date in accordance with the agreement.

(c) Redemption at the option of the holders bond:
The bonds are redeemable at the option of the bondholders, in whole or in part, on February 1, 2003 at 121.386% of par.

(d) Conversion period/Conversion price and adjustment
(i) Subject to certain exceptions, conversion may be made at any time after the 30th day following the initial issuance of the bonds, up to January 1, 2005.
(ii) The conversion price was NT$69 per share at the issue date. However, the conversion price will be subject to adjustments in the event that changes occur to the capital structure. As of March 31, 2001 the conversion price was NT$ 45.4855 per share.

(e) Places of trading: U.S.A., Europe and Asia (except Taiwan)； listed on the Luxembourg Stock Exchange.

d. The Company issued five-year unsecured convertibles bonds (named "convertible IV") on February 7, 2002. Major terms of issue are as follows:

(a) Total amount US$169,224. As of March 31, 2002, no bonds have been converted.

(b) Method of interest payment and redemption on the maturity date: 0.5% per annum. Interest will be paid on February 7 each year. On the maturity date, the bondholder may present the bonds to the Company for repayment at 116.372% of the principal amount and interest on the bonds in cash.

(c) Redemption at maturity/Redemption at the option of the Company
(i) Redemption at maturity
Unless previously redeemed, converted or purchased and canceled, the Company will redeem each bond at its redemption amount on the maturity date.
(ii) Redemption at the option of the Company
The Company may redeem the bonds at any time beginning three years after the issue date in accordance with the agreement.

(d) Redemption at the option of the holders bond:
The bonds are redeemable at the option of the bondholders, in whole or in part, on August 9, 2004 at 107.845% of par.

(e) Conversion period/Conversion price and adjustment
(i)Subject to certain exceptions, conversion may be made at any time after the 30th day following the initial issuance of the bonds up to January 8, 2007.

(Amounts in thousands except shares, per share data and percentages)

(ii)The conversion price was NT$31.32 per share at the issue date. However, the conversion price will be subject to adjustments in the event that changes occur to the capital structure.

(f) Places of trading: U.S.A., Europe and Asia (except Taiwan), listed on the Luxembourg Stock Exchange.

(12) *Capital Stock*

As of January 1, 2001, the Company's authorized and issued common shares amounting to NT$35,000,000 and NT$24,744,091, divided into 3,500,000,000 and 2,474,409,144 shares at NT$10 par value, respectively.

On April 19, 2001, the Company's shareholders resolved in the annual general meeting to increase the authorized share capital to NT$45,000,000. In addition, the shareholders also resolved to declare a 30% stock dividend (742,322,744 shares) and an issue of 142,610,725 common shares in settlement of the 2000 employee bonus which resulted in the total issuance of 884,933,469 common shares.

As of March 31, 2002, the Company's authorized and issued common shares amounted to NT$45,000,000 and NT$33,593,426, divided into 4,500,000,000 and 3,359,342,613 shares at NT$10 par value, respectively.

(13) *Capital Reserve*

	2002.3.31	2002.3.31
Additional paid-in capital	$5,949,963	$8,418,338
Gain on disposal of property, plant, and equipment	16,360	22,395
Total	$5,966,323	$8,440,733

According to the ROC Company Law, the capital reserve can only be used for making up deficiencies or distribution of stock dividends. The Company shall not use the capital reserve to make up its losses unless the legal reserve is insufficient for making good such losses.

(Amounts in thousands except shares, per share data and percentages)

(14) *Legal Reserve*

According to the ROC Company Law, 10% of the Company's net income, after deducting previous years' losses, if any, is appropriated as a legal reserve prior to any distribution until such reserve is equal to the Company's paid-in capital. When the legal reserve is equal to 50% of the paid-in capital, 50% of such reserve may be distributed to the Company's shareholders through the issuance of additional common shares.

(15) *Income Distributions*

The Company's articles of incorporation, revised on May 3, 2000, provide that the net income, after deducting the previous years' losses and the appropriation to the legal reserve ("Distributable Earnings"), may be appropriated or distributed proportionally as follows:

a. Dividend to shareholders at 83% of the Company's Distributable Earnings;
b. Employee bonuses at 15% of Distributable Earnings; and
c. Remuneration for directors and supervisors' services at 2% of Distributable Earnings.

Distributions, except for the remuneration for directors and supervisors which must be made in cash, may be made in cash, in the form of common shares or a combination thereof, as determined by the shareholders at the annual general meeting of the Company's shareholders. The Company articles of incorporation provide that no more than 20% of any distribution to shareholders and employees may be in cash and employee bonuses will be distributed in the same form as the distribution of dividends to shareholders on a proportionate basis. Further, with the approval of the shareholders at such meeting, the dividend and bonuses may be held wholly or partially as retained earnings for distribution in future years.

Distributions are not deductible in the determination of taxable income.

(16) *Treasury Stock*

Effective January 1, 2002, the Company' s shares owned by its subsidiaries were treated as treasury stock. The related information of treasury stock during the three months ended March 31, 2002 is as follows：

(Amounts in thousands except shares, per share data and percentages)

	2002.1.1		Additions		Disposals			2002.3.31		
Subsidiary	Shares	Amount	Shares	Amount	Shares	Amount	Selling price	Shares	Amount	Market Value
Huiv Ying Investment Ltd.	5,475,593	159,061	-	-	-	-	-	5,475,593	159,061	164,317

(17) *Basic Earnings Per Share*

The capital structure of the Company is considered to be complex as it has convertible bonds outstanding. Nevertheless, the Company only presented basic earnings per share for the three-month periods ended March 31, 2002 and 2001 because those convertible bonds had an anti-dilutive effect if they had been fully converted. The calculation of the weighted-average number of shares is as follows:

	For the three months ended	
	2002	2001
Number of common shares outstanding, as of January 1	3,359,342,613	2,474,409,144
Capital reserve and retained earnings transfered to common stock on May 28, 2001 (2,474,409,144 shares times 20% plus 2,474,409,144 shares times 10%)	-	742,322,744
Employee bonus converted to common shares on May 28, 2001	-	142,610,725
Assumed conversion of debentures at January 1	(5,475,593)	-
Weighted-average number of shares	3,353,867,020	3,359,342,613

The first quarter of 2002：

	Amount (numerator)			Net income (loss) per share	
	Before tax	After tax	Shares (denominator)	Before tax	After tax
Basic EPS					
Net loss	$(2,719,878)	$(2,719,878)	3,353,867,020	$(0.81)	$(0.81)

The first quarter of 2001：

Basic EPS					
Net income	$2,004,173	$1,894,173	3,359,342,613	$0.60	$0.56

(Amounts in thousands except shares, per share data and percentages)

Assuming that the Company' s shares owned by its subsidiaries were not treated as treasury stock：

The first quarter of 2002：

	Amount (numerator)		Shares	Net income (loss) per Share	
	Before tax	After tax	(denominator)	Before tax	After tax
Basic EPS					
Net loss	$(2,719,878)	$(2,719,878)	3,359,342,613	$(0.81)	$(0.81)

According to R.O.C. Statement of Financial Accounting Standards No.30, "Accounting for Treasury Stock", retroactive adjustments to the first quarter of 2001 were not required.

(18) *Income Taxes*

a. The Company is entitled to an income tax exemption period of four consecutive years on income generated from qualifying high technology manufacturing activities. The Company elected the tax exemption period to be from January 1, 2001 through December 31, 2004.

b. As of March 31, 2002 unused tax credits available to reduce future taxable income amounted to NT$3,119,637. Details are as follows:

Year incurred	Unused amount	Year expired
1998	$446,433	2002
1999	1,155,632	2003
2000	134,651	2004
2001	1,123,539	2005
Three months ended March 31, 2002 (Estimated)	259,382	2006
Total	$3,119,637	

Such tax credits were included in Deferred Income Tax Assets.

c. The Company's income tax returns through 1997 have been examined by the tax authority. The tax authority of Taiwan ruled that the Company should pay additional taxes of NT$93,246, NT$132,914, NT$91,916 and NT$39,677 for 1997, 1996, 1995 and 1994, respectively. The Company, having filed for re-examination, has accrued such amounts in the financial statements.

MACRONIX INTERNATIONAL CO., LTD.

NOTES TO FINANCIAL STATEMENTS

March 31, 2002 and 2001

(Amounts in thousands except shares, per share data and percentages)

d. Deferred tax assets and liabilities as of March 31, 2002 and 2001 were as follows:

(a)Total deferred tax liabilities	$571,775	$355,876
(b)Total deferred tax assets	$4,778,886	$3,566,200
(c)Valuation allowance for deferred tax assets	$2,289,965	$545,056

(d)Temporary differences that generated deferred tax assets or liabilities:

	2002.3.31		2001.3.31	
	Amount	Tax effect	Amount	Tax effect
Recognition of depreciation expense	$(3,511,525)	$	$(2	$
Recognition of unrealized inventory provision	$4,165,495		$1	$
Recognition of unrealized investment losses (gains)	$1,065,054	2002.3.31	2001.3.31	
Recognition of unrealized royalty expense	$942,338		$	
Recognition of unrealized allowance for bad debts	$169,623		$	
Recognition of unrealized foreign exchange gains	$(123,300)		$(	
Others	$81,242		$	
Investment tax credits		$		$3
Losses carried forward				

	2002.3.31	2001.3.31
(e)Deferred tax assets – current	$1,279,711	$1,896,968
Valuation allowance for deferred tax assets - current	(225,878)	(545,056)
Net deferred tax assets – current	1,053,833	1,351,912
Deferred tax liabilities – current	(25,733)	(25,164)
Net deferred tax assets and liabilities - current	$1,028,100	$1,326,748

	2002.3.31	2001.3.31
Deferred tax assets – non-current	$3,499,175	$1,669,232
Valuation allowance for deferred tax assets – non-current	(2,064,087)	-
Net deferred tax assets – non-current	1,435,088	1,669,232
Deferred tax liabilities – non-current	(546,042)	(330,713)

(Amounts in thousands except shares, per share data and percentages)

Net deferred tax assets and liabilities-non-current	$889,046	$1,338,519

	2002.3.31	2001.3.31
(f)Income taxes payable from continuing operations	$-	$-
Tax expense (benefit) from recognition of depreciation expense	10,027	(39,470)
Tax benefit from recognition of unrealized inventory provision	(146,430)	(17,900)
Tax benefit from recognition of unrealized royalty expense	(13,991)	(18,380)
Tax benefit from recognition of unrealized allowance for bad debts	(459)	(3,949)
Tax benefit from recognition of unrealized investment losses	(10,767)	(20,025)
Tax expense from recognition of unrealized exchange losses	133,634	128,324
Tax benefit from investment credits	(140,129)	(247,845)
Tax expense from allowance valuation	813,242	302,768
Tax benefit from losses carried forward	(653,796)	-
Others	8,669	26,477
Income tax expense	$-	$110,000

(g)Information related to imputation of shareholders' income taxes

	2002.3.31	2001.3.31
Available shareholders' tax credits	$96,250	$55,913
Expected ratio of shareholders' tax credits	-%	0.44%

(h)Information related to undistributed retained earnings

	2002.3.31	2001.3.31
Prior to 1997	$-	$-
After 1998 (inclusive)	(469,881)	12,637,186
Total	$(469,881)	$12,637,186

(19) *Pension Fund*

Balances of Employees' Retirement Fund amounted to NT$549,208 and NT$443,748 as of March 31, 2002 and 2001. Pension expense recognized for the three months ended March 31, 2002 and 2001 amounted to NT$24,521 and NT$23,291, respectively.

(Amounts in thousands except shares, per share data and percentages)

5. Related Party Transactions

(1) Related Parties and Relationships

Related parties	Relationship
Macronix America, Inc. (MXA)	The Company's equity investee
Macronix (BVI) Co., Ltd. (BVI)	The Company's equity investee
Caesar Technology, Inc. (Caesar)	The Company's equity investee (note)
Wedgewood International Ltd. (Wedgewood)	BVI's equity investee
New Trend Technology Inc.(NTTI)	BVI's equity investee
Macronix Europe, NV. (MXE)	BVI's equity investee
Biomorphic VLSI, Inc.(Biomorphic)	BVI's equity investee
Macronix Pte Ltd.(MPL)	BVI's equity investee
Tower Semiconductor Ltd.(Tower)	BVI is represented on Tower Semiconductor Ltd. 's board of directors.
Chantek Electronic Co., Ltd. (Chantek)	The Company was represented on Chantek Electronic Co., Ltd. ' s board of directors, before October 29, 2001.
United Industry Gas Co., Ltd. (UIG)	The Company is United Industry Gas., Ltd. ' s Supervisor.
Ardentec Corporation (Ardentec)	The Company is represented on Ardentec Corporation ' s board of directors.
Powertech Technology Inc. (Powertech)	The Company is represented on Powertech Technology Inc. ' s board of directors.
Chiao Tung Bank	Chao Tung Bank is represented on the Company ' s board of directors.

(note) Caesar Technology, Inc. was formally placed in liquidation on January 11, 2002.

(2) Major Transactions with Related Parties

a. Sales to related parties were as follows:

	For the three months ended March 31,	
Related party	2002	2001
MXA	$188,286	$549,217
MXE	101,786	259,736
Other	32,789	47,206
Total	$322,861	$856,159

(Amounts in thousands except shares, per share data and percentages)

The sales price to related parties is approximately 88% to those of regular customers. The collection terms with related parties is 45-60 days.

b. Commissions paid to related parties were as follows:

	For the three months ended March 31,	
Related parties	2002	2001
MXA	$3,943	$25,799

c. Overseas marketing expenses paid to related parties were as follows:

	For the three months ended March 31,	
Related parties	2002	2001
BVI	$4,905	$6,669
MPL	3,036	2,863
Total	$7,941	$9,532

d. Research and development expenses paid to related parties were as follows:

	For the three months ended March 31,	
Related parties	2002	2001
NTTI	$16,057	$16,065

e. Manufacturing processing charges from related parties were as follows:

	For the three months ended March 31,	
Related parties	2002	2001
Ardentec	$40,047	$30,685
Powertech	20,724	23,005
Caesar	2,823	65,835
Chantek	-	36,688
Total	$63,594	$156,213

Such charges form a part of cost of goods sold.

f. The Company purchased industrial gas from UIG totaling NT$30,552 and NT$29,221 for the three months ended March 31, 2002 and 2001, respectively. Such purchases form a part of cost of goods sold.

(Amounts in thousands except shares, per share data and percentages)

g. The Company purchased wafers from Tower totaling NT$36,003 and NT$44,911 for the three months ended March 31, 2002 and 2001. Such purchases form a part of cost of goods sold.

(3) Receivables and payables resulting from the above transactions as of March 31, 2002 and 2001 were as follows:

Accounts Receivable

Related parties	2002.3.31	2001.3.31
MXA	$237,537	$278,934
MXE	67,794	125,159
BVI	31,287	17,318
Others	27,315	16,497
Total	363,933	437,908
Allowance for doubtful accounts	(16,977)	(14,265)
Net	$346,956	$423,643

Accounts Payable

Related parties	2002.3.31	2001.3.31
PCI	$27,691	$-
Ardentec	23,499	22,308
MXA	20,631	18,654
BVI	19,159	6,585
NTTI	18,815	20,504
Powertech	16,147	15,447
Tower	15,452	18,281
UIG	9,492	9,588
Caesar	3,700	53,989
Chantek	-	31,930
Other	2,431	5,306
Total	$157,017	$202,592

(4) The board of directors provided authority to the Company to act as guarantor (not exceeding USD154,000) for loans and derivative financial instrument transactions of its subsidiaries and equity investees. As of March 31, 2002 and 2001, the guaranteed amounts were as follows (in

(Amounts in thousands except shares, per share data and percentages)

thousands):

Related parties	2002.3.31	2001.3.31
Wedgewood	USD 64,000	USD 42,000
BVI	36,000	55,000
Biomorphic	3,400	-
Total	$103,400	$97,000

(5) Please refer to note 4(9) for the Company's long-term loan agreement with Chao Tung Bank.

(6) Please refer to note 4(10) for the Company's capital lease agreement with Caesar.

6. Assets Pledged As Collateral

The Company's assets pledged as collateral as of March 31, 2002 and 2001 were as follows:

a. March 31, 2002

Accounts	Net book value	Secured financial institutions	Contents
Restricted Investments-current	$17,000	Chiao Tung Bank	Secured loan
Restricted Investments-current		I.C.B.C.	Security for foreign labor
Restricted Investments-current		Customs, HSIP	Customs clearance deposit
Restricted investments-non-current		Bank of America	Compensated Deposit
Restricted investments-non-current		Nintendo	Leased equipment
Property, plant and equipment		Bank of America	Convertible bonds
Property, plant and equipment		Chiao Tung Bank	Secured loan
Property, plant and equipment		Chiao Tung Bank	Secured loan
Property, plant and equipment		Land Bank	Secured loan
Property, plant and equipment		China Development Industrial Bank	Secured loan

Property, plant and equipment		The Export-Import Bank of the Republic of China	Secured loan
Property, plant and equipment		Nintendo	Leased equipment
Total			

(Amounts in thousands except shares, per share data and percentages)

b. March 31, 2001

Accounts	Net book value	Secured financial institutions	Contents
Restricted-investments	$12,00(	I.C.B.C.	Security for foreign labor
Restricted-investments	5,00(	Customs, HSIP	Customs clearance deposit
Restricted-investments	35,60(	Hsinchu International Bank, HSIP Branch	Subsidy Income
Restricted-investments	164,20(	Chiao Tung Bank	Secured loan
Property, plant and equipment	8,992,39(	Chiao Tung Bank	Secured loan
Property, plant and equipment	1,460,82:	Land Bank	Secured loan
Property, plant and equipment	891,62{	ABN AMRO Bank	Secured loan
Property, plant and equipment	280,00:	China Development Industrial Bank	Secured loan
Property, plant and equipment	297,51(	JP Morgan Chase Bank	Secured loan
Property, plant and equipment	6,029,93:	Bank of America	Secured debentures
Total	$18,169,09(		

7. Commitments And Contingencies

The Company's commitments and contingencies, not included in the financial statements, as of March 31, 2002 were as follows:

a. Letters of credit issued for future deliveries of equipment totaled approximately NT$489,122.

b. The Company's significant construction and machinery contracts totaled approximately NT$12,279,441. The Company has paid NT$5,794,985 pursuant to these contracts as of March 31, 2002.

c. Operating Leases:

The Company entered into several operating lease contracts for land with the administrative

(Amounts in thousands except shares, per share data and percentages)

office of the Hsinchu Science-Based Industrial Park .The lease terms are from 1990 to 2020. Future lease payments under the lease are NT$64,064 each year for 2002 through 2006, NT$295,947 in total for 2007 through 2011, NT$162,784 in total for 2012 through 2016, and NT$4,941 in total for 2017 through 2020.

d. According to agreements entered into by the Company and several banks including Chiao Tung Bank for medium term secured loans for strategic industries and medium term secured loans for purchasing automation machinery, the Company is required to issue new shares for cash if the debt to equity ratio is greater than 1.85 and 1.2, or if the ratio of current assets to current liabilities does not exceed 1.00.

e. In accordance with a loan agreement for purchasing machinery and equipment of Fab II entered into by the Company and several banks including Bank of America, the Company shall: (a) Maintain a current ratio of no less than 100 percent; (b) Maintain a debt ratio at no more than 100 percent; and (c) Maintain a debt service coverage ratio at no less than 2.2.

f. On February 18, 1997, Atmel Corporation (Atmel) filed a legal action against MXA, one of the Company's subsidiaries, with the International Trade Commission ("ITC") for violation of Atmel's patent No. 903. On June 1, 2001, the ITC issued a Notice of Final Determination and ruled again that MXA did not infringe the 903 patent. Atmel filed a petition to the ITC to reverse its non-infringement finding. On July 26, 2001, the ITC denied Atmel's petition for reconsideration. The 903 patent expired on September 14, 2001. Atmel did not appeal the final determination therefore is bound by the ITC's finding that MXA did not infringe the 903 patent.

8. Significant Disaster Losses

None.

9. Significant Subsequent Events

None.

(Amounts in thousands except shares, per share data and percentages)

10. Financial Instruments

a. Contract Amount or Notional Amount and Credit Risk:

	2002.3.31		2001.3.31	
Financial instrument	Contract amount or Notional amount	Credit risk	Contract amount or Notional amount	Credit risk
Forward currency exchange contract	¥1,550,260	-	¥3,576,665	-
Purchased options-hedging	¥4,592,700	-	¥1,497,500	-
Written options-hedging	¥8,058,840 NTD 105,900	-	¥3,823,100 NTD 175,000	-
Cross currency interest rate swaps-hedging	USD6,000	-	USD10,000	-
Structured deposit-trading	USD 31,000	-	USD37,085	-

Credit risk amount represents forward exchange contracts with a positive fair value factoring in the offsetting effect of the master netting arrangement as of balance sheet date. If the credit risk amount is positive and the transaction party breaches the contract, the Company will incur a loss. The possibility of incurring a loss is remote since the Company' s counter parties are reputable .

b. Market Value Risk

Market value risk is insignificant due to the fact that the purpose of the forward exchange contract, option contracts and cross currency swaps are hedging and the gain or loss from fluctuation of interest or exchange rates will be offset by the gain or loss from the underlying assets or liabilities denominated in foreign currencies. The Company estimated the net liabilities arising from structured deposits to be approximately NT$3,199. This amount was not included in the financial statements of the Company as of March 31, 2002.

c. Liquidity Risk

(Amounts in thousands except shares, per share data and percentages)

No significant cash flow risks are expected as the exchange rate on the forward contracts is fixed, and the Company expects to have sufficient Japanese Yen assets to meet the cash requirements.

d. Types of derivative financial instruments, purpose of holding the derivative financial instruments and the strategy for achieving the hedging purpose:

The Company' s derivative financial instruments are entered into mainly for hedging purposes. The purpose of holding forward exchange contracts, option contracts and cross currency swaps is to hedge exchange rate fluctuation risks resulting from assets, liabilities or commitments denominated in foreign currency. The Company' s hedging strategy is to mitigate into market price risk. Derivative financial instruments selected for hedging purposes are reviewed and anti-co-related with the fluctuation of the fair value of derivatives hedged. Derivatives are evaluated periodically.

e. Presentation of derivative financial instruments

Forward exchange contracts receivable and payable are reported under current assets or liabilities on a net basis. As of March 31, 2002, the balances were as follows (in NT$):

	Contract Receivable
Forward contracts receivable	$629,910
Forward contracts payable	(569,468)
Premium	(2,751)
Forward contracts receivable -net	$57,691

(i) Forward contracts amounting to NT$57,691 were included in other assets.

(ii) Foreign exchange gains earned for the three months ended March 31, 2002 amounted to NT$50,888 which was reported under other income.

(iii) Gains and losses related to option contracts are dealt with in the statement of operations upon exercise.

(Amounts in thousands except shares, per share data and percentages)

f. Fair value of financial instruments

	2002.3.31		2001.3.31	
Non-derivative	Carrying value	Fair value	Carrying value	Fair value
Assets				
Cash, cash equivalents and restricted investments	$17,000,153	$17,000,153	$14,698,164	$14,698,164
Notes and accounts receivable (including receivables from related parties)	2,215,583	2,215,583	2,698,540	2,698,540
Long-term investments –no market value available	4,395,681	4,395,681	3,714,529	3,714,529
Long-term investments –with market value	37,671	50,732	143,497	93,434
Liabilities				
Short-term debt	1,550,000	1,550,000	639,815	639,815
Payables	4,158,235	4,158,235	4,933,514	4,933,514
Long-term debt – with variable interest rates	6,537,063	6,537,063	8,065,917	8,065,917
Long-term debt – with fixed interest rates	-	-	1,632,000	1,617,032
Capital lease obligations (including current portion)	1,938,683	1,784,289	18,232	18,251
Convertible debentures	18,769,198	16,875,223	8,731,968	7,501,097
Derivatives				
Hedging:				
(1)Asset				
Cross currency interest rate swaps	48,934	49,835	56,904	63,907
Foreign exchange forwards	8,757	8,917	38,474	51,055
Options	-	26,695	-	23,478
(2)Liabilities				
Options	-	3,878	-	-
Trading:				
Structured deposit	-	3,699	-	25,112

The methods and assumptions used to estimate the fair value of derivative financial instruments are as follows:

(1) The fair value of the Company's short-term financial instruments is based on the book value of those instruments at the reporting date due to the short maturity of those instruments. This method was applied to cash and cash equivalents, restricted investments, receivables, payables and short-term debt.

(2) The fair value of the Company's marketable securities is based on the market prices at the reporting date if the market prices are available. The fair value of the Company's marketable securities is based on financial data or any other information if market prices are not available.

(3) The fair value of the Company's long-term borrowings bearing variable interest rates, which includes the current portion of long-term debt, is estimated using the book value of the debt at the reporting date.

(4) The fair value of long-term borrowings bearing fixed interest rates, bonds payable and convertible bonds payable is estimated using the discounted cash flow method based on the Company's borrowing rates for similar types of borrowings.

(4)The fair value of derivative financial instruments (normally includes unrealized gains or losses from outstanding forward exchange contracts) is assumed to be based on the amount that the Company is entitled to receive or obligated to pay if the Company terminated the contracts at the balance sheet date.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACRONIX INTERNATIONAL CO., LTD.

Date: May 8, 2002 By: Paul Yeh

Name: Paul Yeh

Title: Associate Vice President of Finance Center